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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mothers Work, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

619903107

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619903107	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 667,986
9. Sole Dispositive Power
10. Shared Dispositive Power 667,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 619903107	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 667,986
9. Sole Dispositive Power
10. Shared Dispositive Power 667,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 619903107	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 667,986
9. Sole Dispositive Power
10. Shared Dispositive Power 667,986

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 619903107	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 667,986
8. Shared Voting Power
9. Sole Dispositive Power 667,986
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 619903107	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 667,986
8. Shared Voting Power
9. Sole Dispositive Power 667,986
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 667,986
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 619903107	Page 7 of 11 Pages

This Amendment No. 1 (this “Amendment”) to the joint statement on Schedule 13D with respect to the common stock, par value $.01 per share, of Mothers Work, Inc., a Delaware corporation, filed by the undersigned on May 21, 2008 (the “Schedule 13D”) amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration. The Reporting Persons acquired beneficial ownership of an aggregate of 667,986 shares of Common Stock for $9,592,700.96 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2. Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 4. Purpose of Transaction. The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business. In February 2008, the Fund communicated to the Issuer a non-binding offer to acquire all shares of the Issuer’s stock. In response, the Issuer indicated it did not wish to pursue the Fund’s offer at that time. As a result of this response and a material decline in the Issuer’s operating performance, the Fund is no longer prepared to pursue an acquisition of all shares of the Issuer’s stock.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may discuss topics, including, but not limited to, the Issuer’s operations, strategy, ownership and capitalization, with the officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

CUSIP No. 619903107	Page 8 of 11 Pages

Except as set forth above, the Reporting Persons do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

3. Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of September 24, 2008, 667,986 shares of the Common Stock, representing approximately 11.0% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of September 24, 2008, 667,986 shares of the Common Stock, representing approximately 11.0% of such class of securities. These percentages of beneficial ownership are based on a total of 6,071,253 shares of the Common Stock outstanding as of July 31, 2008, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2008.”

4. The first clause of Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from March 13, 2008 (the date 60 days prior to the event which required the initial filing of this statement) to September 24, 2008:”

5. The table contained in Item 5(c) of the Schedule 13D shall hereby be amended by adding the following rows (but not the column headings, which are included herein for reference only) to the bottom of the table:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
5/21/2008	8,000	$13.2950
6/16/2008	100	11.2000
6/18/2008	1,300	10.9500
6/26/2008	5,000	10.0000
6/27/2008	5,000	9.2320
7/1/2008	4,300	10.2100
7/2/08	1,400	10.5164
7/10/08	13,000	10.5375
7/23/08	5,300	11.8910
8/21/08	500	13.2760
9/23/08	38,247	13.8842
9/24/08	4,000	13.9000

CUSIP No. 619903107	Page 9 of 11 Pages

6. Item 7 of the Schedule 13D shall hereby be amended by adding the following paragraphs to the end:

“Exhibit 2 Confirming Statement of Thomas E. Lynch dated July 11, 2008 (which is hereby incorporated by reference to Exhibit 24.1 to the report on Form 3 filed by the Reporting Persons with respect to the Issuer on July 14, 2008).

Exhibit 3 Confirming Statement of Charles M. B. Goldman dated July 11, 2008 (which is hereby incorporated by reference to Exhibit 24.2 to the report on Form 3 filed by the Reporting Persons with respect to the Issuer on July 14, 2008).

Exhibit 4 Confirming Statement of Scott P. Scharfman dated July 11, 2008 (which is hereby incorporated by reference to Exhibit 24.3 to the report on Form 3 filed by the Reporting Persons with respect to the Issuer on July 14, 2008).”

7. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 619903107	Page 10 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 25, 2008

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

CUSIP No. 619903107	Page 11 of 11 Pages

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

CHARLES M. B. GOLDMAN

By:	/s/ Thomas E. Lynch
Thomas E. Lynch, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Thomas E. Lynch
Thomas E. Lynch, attorney-in-fact